Paul D. Chestovich
Direct Dial: (612) 672-8305
Direct Fax: (612) 642-8305
paul.chestovich@maslon.com

May 13, 2016

Via Edgar

Mr. Mark P. Shuman Branch Chief – Legal Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”) Registration Statement on Form S-1 Filed on February 11, 2016 File No. 333-209487

Dear Mr. Shuman:

This letter responds on behalf of the Company to your comment letter dated March 9, 2016, with respect to above-referenced filing made by the Company with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

General

1.	Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus. We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a recognized inter-dealer quotation system (e.g., the OTC Bulletin Board) and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

RESPONSE: We have updated the filing to reflect the fixed price of $0.28 per share, at which price the selling shareholders will sell the shares covered by the prospectus. We also have included a statement indicating that the selling shareholders may begin to sell the shares covered by the prospectus at prevailing market prices or privately negotiated prices at such time as the Company is listed on a recognized inter-dealer quotation system.

Mr. Mark P. Shuman

Attorney-Advisor

Securities and Exchange Commission

May 13, 2016

Facing Sheet

2.	We note that you did not check the box indicating that you are offering the securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Your disclosure on page 36 indicates, however, that selling shareholders will be selling their shares from time to time. Please advise or revise.

RESPONSE: We have revised the filing to check the box indicating the Company is offering the shares covered by the prospectus on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Cover Page

3.	Please disclose that you have a currently-effective registration statement and provide the number of shares available.

RESPONSE: We have updated the filing to disclose the Company’s effective registration statement on Form S-1/A (registration no. 333-201806) relating to the resale of 34,134,781 shares of the Company’s common stock, all of which shares of common stock are available for purchase as of May 13, 2016.

Prospectus Summary

The Offering, page 13

4.	Please revise your disclosure in this section to indicate the number of shares that you are registering as a result of each transaction. We note, for example, that you do not indicate the number of shares that you are registering with regard to the:

●	Promissory note issued June 23, 2015 in the principal amount of $400,000;

●	Promissory note issued June 23, 2015 in the principal amount of $584,506;

●	Factoring agreement entered into on October 15, 2015;

●	Secured convertible promissory note issued October 26, 2015; and

●	Secured convertible promissory notes issued December 28, 2015;

The number of shares described in your revised disclosure should equal the number of shares in the fee table.

RESPONSE: The Company is not registering any shares as a result of the factoring agreement entered into on October 15, 2015 and we have revised the filing to move the description of the factoring agreement under the heading “Financing Transactions” in the Prospectus Summary.

Mr. Mark P. Shuman

Attorney-Advisor

Securities and Exchange Commission

May 13, 2016

We have updated the filing to reflect the number of shares to be registered with regard to the following transactions, which include a breakdown of two October 15, 2015 transactions (other than the factoring agreement):

●	Promissory note issued June 23, 2015 in the principal amount of $400,000 (we are registering 640,000 shares issuable upon exercise of the warrant and 1,791,311 shares issuable upon exercise of convertible promissory note);

●	Promissory note issued June 23, 2015 in the principal amount of $584,506 (the Company is registering 935,210 shares issuable upon exercise of the warrant and 2,617,580 shares issuable upon exercise of convertible promissory note);

●	Promissory Note issued October 15, 2015 (the Company is registering 892,857 shares issuable upon exercise of the warrant and 2,160,714 shares issuable upon exercise of convertible promissory note);

●	Promissory Note issued October 15, 2015 (the Company is registering 267,857 shares issuable upon exercise of the warrant and 648,214 shares issuable upon exercise of convertible promissory note);

●	Secured convertible promissory note issued October 26, 2015 (the Company is registering 535,714 shares issuable upon exercise of the warrant and 1,296,429 shares issuable upon exercise of convertible promissory note);

●	Secured convertible promissory notes issued December 28, 2015 (the Company is registering 2,232,143 shares issuable upon exercise of warrants and 5,275,928 shares issuable upon exercise of convertible promissory notes);

●	Exchange Agreement entered into December, 2015 (the Company registered 975,000 shares issued in connection with the Exchange Agreement); and

●	Secured convertible promissory note issued April 14, 2016 (the Company is registering 892,857 shares issuable upon exercise of warrants and 2,110,371 shares issuable upon exercise of convertible promissory notes).

The shares issuable upon conversion of promissory notes assume for purposes of the filing the maximum amount of interest is converted.

Use of Proceeds, page 14

5.	Please disclose how you intend to use the proceeds, if any, that you might receive upon the exercise of outstanding warrants. Refer to Item 504 of Regulation S-K.

RESPONSE: The Company will use proceeds, if any, it might receive upon the exercise of outstanding warrants for general corporate and working capital purposes, or for other purposes that the Company’s Board of Directors, in its good faith, deems to be in the best interest of the Company. We have updated the filing to include this information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

6.	When you update your financial statements in accordance with Item 8.08 of Regulation S-X, please revise the disclosure in this section of your offering document to provide a discussion of your recently completed fiscal year. Refer to Item 303 of Regulation S-K.

RESPONSE: We have updated the filing to provide a discussion of the Company’s most recently completed fiscal year.

Mr. Mark P. Shuman

Attorney-Advisor

Securities and Exchange Commission

May 13, 2016

Executive Compensation, page 27

7.	Please update this section to include compensation disclosure for the 2015 fiscal year. Refer to Item 402 of Regulation S-K.

RESPONSE: We have updated the filing to include compensation disclosure for the 2015 fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 30

8.	By footnote or otherwise, please clarify how the table accounts for the shares of common stock underlying the Series A and Series A-1 Convertible Preferred Stock. In this regard, we note that each share of preferred stock is entitled to two and one-half votes per share. We also note that the total number of common shares beneficially owned by Mr. Mills does not account for the additional voting rights of the preferred shares that he owns.

RESPONSE: The Series A and Series A-1 Convertible Preferred Stock votes on an as-converted basis. Holders of Series A and Series A-1 Convertible Preferred Stock may convert their preferred shares into common shares at a conversion rate of $0.255 per share, subject, however, to full-ratchet price protection in the event that the Company issues common stock below the then-current conversion price.

We have revised the filing to add footnotes indicating the beneficial ownership (on an as-converted basis) of preferred stock, if any, of each entity or person included in the beneficial ownership table. In addition, we have removed the statement that each share of preferred stock is entitled to two and one-half votes per share.

Selling Shareholders, page 32

9.	In your table, please include all the columns required by Item 507 of Regulation S-K, such as the number of shares held after the completion of the offering.

RESPONSE: We have updated the filing to include a column indicating the number of shares held after the completion of the offering and we have included a statement that, other than RFK Communications LLC, the voting and investment power of which is controlled by Richard Mills, the Company’s chief executive officer, and Lincoln Road Media Partners LLC, the voting and investment power of which is controlled Eric Bertrand, a director of the Company, none of the persons or entities named in the table below are an officer or affiliate of, nor do any of them have a material relationship with, the registrant or any of its predecessors or affiliates, as required by Item 507 of Regulation S-K.

10.	Please disclose the natural persons that have voting or dispositive power over the shares held by the entities in your table. For guidance, refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We have updated the filing to disclose the natural persons that have voting or dispositive power over the shares held by the entities in the Selling Shareholder table.

Mr. Mark P. Shuman

Attorney-Advisor

Securities and Exchange Commission

May 13, 2016

11.	The aggregate number of shares in your table that will be offered by the selling shareholders differs from the number of shares in the fee table and throughout your prospectus. Please reconcile.

RESPONSE: We have updated the filing to reconcile the number of shares that will be offered by the selling shareholders, which number is 23,727,184.

12.	Tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

RESPONSE: None of the entities in the selling shareholder table are broker-dealers or affiliates of broker-dealers. We have included a statement to that effect in the Selling Shareholder section of the filing.

Item 15. Recent Sales of Unregistered Securities, page II-1

13.	Please disclose the October 26, 2015 transaction and the December 2015 issuance of 975,000 shares that you describe on page 4, in accordance with Item 701 of Regulation S-K.

RESPONSE: We have updated the Recent Sale of Unregistered Securities section of the filing to disclose in Item 15 the October 26, 2015 transaction and the December 2015 issuance of 975,000 shares.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1

14.	The opinion states that the registration statement includes 13,775,596 shares issued upon conversion of the promissory notes and accrued interest and 5,680,804 issued upon exercise of warrants. This amount does not equal the total number of shares in the first paragraph of the opinion or in the fee table. Please file a revised opinion.

RESPONSE: We have revised the opinion to state that the registration statement includes 15,900,546 common shares issuable on account of convertible promissory notes and accrued interest thereon, 6,396,638 common shares issuable upon the exercise of certain warrants and 975,000 currently issued and outstanding common shares.

Mr. Mark P. Shuman

Attorney-Advisor

Securities and Exchange Commission

May 13, 2016

Signatures, page II-6

15.	Please revise to indicate the person signing in the capacity of the principal executive officer. Refer to Instruction 1 under the “Signatures” portion of Form S-1.

RESPONSE: We have revised the filing to indicate the person signing is Richard Mills, in the capacity of the chief executive officer of the Company.

*   *   *   *

As requested in your March 9, 2016, comment letter, the Company hereby acknowledges as follows:

[1]	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

[2]	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[3]	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich